VIA EDGAR

November 5, 2013

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

100 F. Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:Remark  Media, Inc.

Amendment  No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed  September 26, 2013

File No. 001-33720

Dear Mr. Spirgel:

This letter is in response to your letter dated October 28, 2013, with respect to the Registration Statement on Form 10-K filed on September 26, 2013 by Remark Media, Inc.

The following responds on a comment-by-comment basis to the numbered comments in your letter of October 28, 2013.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 65

1.	COMMENT:

We note the  company’s conclusion that Internal  Controls over  Financial Reporting were not effective  at year  end.  The  company appears to attribute the conclusion to the restatement of your  financial statements but does not identify any material weakness or weaknesses that led to the restatement.  Please  clarify whether the  company identified one or more material weaknesses in making their assessment, and if so, revise your disclosure to discuss the material weaknesses identified  by management.  See Item 308(a)(3) of Regulation  S-K  for  reference.  Your discussion should explain when  any material weaknesses occurred, when they were discovered and the circumstances that led to their discovery.

RESPONSE:

Neither management, the Audit Committee of the company or the company’s auditors believe that the error which caused the company to restate its financial statements resulted from a material weakness in the company’s internal controls over financial reporting.  Rather, the error resulted from the erroneous application

Mr. Larry Spirgel

Unites States Securities and Exchange Commission

November 5, 2013

of accounting principles to the terms of the warrants in question.  Stated differently, the company’s internal accounting staff misread the terms of the warrants, and as a result, the financial reporting with respect to such warrants was incorrect.  Only when the PCOAB published the concerns of the SEC’s staff over improper reporting of transactions involving warrants and advised public auditing firms to review filings of their clients was the error uncovered.  While the improper financial reporting indicated a weakness, the company’s Audit Committee does not believe is was material, and therefore does not require current disclosure in the company’s amended 10-K/A or in periodic reports going forward.

2.	COMMENT:

Further, in this report and in reports for subsequent periods until any material weaknesses have been remediated, please provide detailed discussion of management’s plan to remediate the material weakness or weaknesses, and disclose any changes in internal  control over  financial reporting as required  by  Item 308(c) of Regulation S-K.

RESPONSE:

The Company believes that this comment is inapplicable because the identified weakness was not material as described in the response to Comment No. 1.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

Unites States Securities and Exchange Commission

November 5, 2013

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

/s/ Bradley Zimmer
Bradley Zimmer,

Chief Operating Officer

General Counsel

cc:Mr. Kai-Shing Tao

Gerald L. Baxter, Esq.